Filed by ITC Holdings Corp. Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant

to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: ITC Holdings Corp.

Commission File No. 001-32576

February 28, 2013

11 a.m. ET

Operator

Good day ladies and gentlemen, and welcome to the ITC Holdings Corp. Fourth-Quarter Conference Call and Webcast. At this time, all participants are in a listen only mode. Later, we will conduct a question-and-answer session, and instructions will be given at that time.

(Operator instructions)

As a reminder, today’s conference call is being recorded.

I’d now like to turn the conference over to your host, Miss Gretchen Holloway. Please go ahead.

Gretchen Holloway - ITC Holdings Corp.- Director, Investor Relations

Good morning, everyone, and thank you for joining us for ITC’s 2012 Fourth-Quarter and Year-End Earnings Conference Call. Joining me on today’s call are Joseph Welch, Chairman, President, and CEO of ITC, and Cameron Bready, our Executive Vice President, and CFO. Last night, we issued a press release summarizing our results for the fourth quarter and for the year ended December 31, 2012. We expect to file our Form 10-K with the Securities and Exchange Commission tomorrow.

Before we begin, I would like to make everyone aware of the cautionary language contained in the Safe Harbor Statement. Certain statements made during today’s call that are not historical facts, such as those regarding our future plans, objectives, and expected performance, reflect forward-looking statements under Federal Securities Laws. While we believe the statements are reasonable, they are subject to various risks and uncertainties, and actual results may differ materially from our projections and expectations. These risks and uncertainties are discussed in our reports filed with the SEC, such as our periodic reports on Forms 10-Q and 10-K, and our other SEC filings. You should consider these risk factors when evaluating our forward-looking statements. Our forward-looking statements represent our outlook only as of today, and we disclaim any obligation to update these statements, except as may be required by law.

A reconciliation of the non-GAAP financial measures discussed on today’s call is available on the Investor Relations page of our website. In addition, ITC filed a registration statement on form S-4 with the SEC to register shares of ITC common stock to be issued to shareholders of Entergy Corporation in connection with the proposed transaction with Entergy Corporation previously announced on December 5, 2011. This registration statement, which was declared effective by the SEC on February 25, 2013 includes the proxy statement of ITC that also constitutes a prospectus of ITC. The joint proxy statement and prospectus will be mailed to ITC shareholders on or about February 28, 2013. Investors are encouraged to read the joint proxy statement and prospectus in its entirety, as well as any other relevant documents when they become publicly available.

These documents contain important information about the proposed transaction. The joint proxy statement and prospectus and other documents relating to the proposed transaction can be obtained free of charge from the SEC website at www.SEC.gov when they are available. The joint proxy statement and prospectus and the filings with the SEC that will be Incorporated by reference in the joint proxy statement and prospectus can also be obtained free of charge upon written request to ITC or Entergy. Information regarding participants or persons who may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction is contained in ITC’s proxy statement for its most recent annual meeting, and Entergy’s proxy statement for its most recent annual meeting. Both of which are filed with the SEC, as well as the joint proxy statement and prospectus.

I will now turn the call over to Joe Welch.

Joseph Welch - ITC Holdings Corp - Chairman, President & CEO

Thank you, Gretchen, and good morning, everyone. I’m pleased to report today that we have successfully completed 2012 as strongly as we started it, effectively marking the end of our first decade of delivering on our commitments to our customers, stakeholders, and shareholders. Our results for the year reflect a culmination of our overarching strategy, which is premised on investing in our core systems to achieve operational excellence, while also building on our industry leadership position to promote the development of a 21st century energy grid better equipped to meet the demands of society today and in the future. It is this strategy that has led to our solid operational, strategic, and financial results over our first 10 years of operation. And it is the furtherance of this strategy going forward that will continue to drive our performance.

Importantly, our transaction with Entergy Corporation aligns perfectly with this strategy, and represents a natural extension of our independent business model into the Mid-South region. Successful completion of the transaction in 2013 will build on our standalone plans of achieving best in class performance for transmission systems that we own and operate, while strategically positioning ITC for incremental future transmission development opportunities. Of course, operational excellence for our core systems is a pivotal business building block for our strategy, as this speaks to the merits and benefits of our independent business model and singular focus on transmission.

From an operating perspective, 2012 proved to be another very successful year for ITC. First, and most importantly, we are proud of the fact that we incurred zero safety incidents this year at both ITCTransmission and METC. We’ve also reported zero incidents for the construction of the KETA line at ITC Great Plains. As you can see and appreciate, keeping our employees safe is always our first priority. These safety statistics are a reflection of our culture of proactively bringing employee safety to the forefront of our daily activities. From a system performance perspective, we continued to achieve excellent reliability at ITC transmission and METC, and experienced a significant improvement in reliability at ITC Midwest. It’s worth noting that we were able to realize these results while also recording new peak loads this Summer at METC and ITC Midwest, and near peak levels at ITC Transmission. The strong performance of our system is a result of both numerous transmission infrastructure improvement projects we have undertaken over the years, and the execution of our effective maintenance programs.

2012 proved to be another milestone year from a capital investment perspective, as we completed our largest ever capital plan with investments totaling approximately $820 million. Once again, we were able to execute very effectively on our capital plans, even as the overall level increased, and the composition begins to include larger regional infrastructure projects. We also completed two regional infrastructure projects in 2012, the Hugo to Valliant project and the KETA project. The KETA project came in ahead of schedule and under budget, while the Hugo to Valliant project came in on time and on budget, which is a testament to our transmission development and construction management capabilities. We were also successful in making progress on other large transmission infrastructure projects, including the Salem to Hazleton project, the Thumb Loop Project, and the Kansas V-Plan Project. While these projects are in varying stages of construction, we managed to make significant strides on all of them throughout the year, which Cameron will touch on more later.

We also achieved significant milestones around our strategic initiatives in 2012, both our stand-alone plan and the Entergy transaction. On a stand-alone basis, we continued to advance our development initiatives by identifying and promoting new regional infrastructure projects that provide broad based benefits to customers. In the MISO region, we progressed portions of our four MISO MVP projects, which were approved by MISO in December of 2011. Our efforts on these projects throughout 2012 largely included structuring development agreements with joint owners, and beginning siting and routing work on our portions to support citing applications for the projects.

We also announced our ITC Great Plains expansion project in October of last year, and submitted the project into the SPP planning process. This project is comprised of portfolios of high voltage electric transmission projects in the SPP region, and was the result of over a year of extensive study to identify a solution to integrate a variety of energy sources, enhance grid reliability, and provide flexibility throughout the SPP footprint. We expect this project to ultimately result in regional infrastructure investment opportunities within SPP in the longer-term.

While we made advancements in our standalone strategic initiatives during the year, we also made good progress in advancing the Entergy transaction throughout the regulatory approval process. With the filing of our change of control application with the Public Utility Commission in Texas on February 19th, ITC and Entergy either jointly or individually as appropriate, have now filed for all of our regulatory approvals necessary to close the transaction. The procedural schedules and/or statutory schedules established with Entergy’s retail regulators generally provide for hearing during the Summer months with final decisions in late Summer or early Fall. These schedules provide sufficient time to complete the transaction closing in 2013 as previously contemplated.

Further, we have made all of the necessary filings for the transaction with FERC, and anticipate a FERC order on the transaction in early Summer. Of course, FERC has the ability to take additional time if it deems necessary that could push a decision into early Fall. In addition to these regulatory approvals, we have also advanced other transaction approval requirements. Most importantly, we scheduled our special shareholder meeting to vote on the merger and related approvals for April 16th. We have also successfully cleared the Hart-Scott-Rodino review process in mid-January. In parallel to this transaction approval process, Entergy also continues with its efforts to join MISO. In November of last year, Entergy received the remaining approvals needed from its five retail jurisdictions to join MISO securing additional approvals in all of the jurisdictions.

2012 also proved to be a very busy year on the regulatory front. In May of last year, FERC set New England ISOs ROE complaint for hearing. Although ITC is not a direct party in this proceeding, we like many in the industry, are continuing to monitor this process, which is currently in the hearing process. As I’ve indicated in the past, we believe it’s counterintuitive for FERC to reduce historically granted ROE’s, which can be debt determined to be in a current zone of reasonableness, particularly when the commission is simultaneously developing policies that are reliant on transmission expansion and promoting enhanced transmission investment.

I want to take a minute to elaborate on this point, as I am constantly asked about ROE’s. First, I think it’s important to think about this issue in the context of the independent transmission model. FERC’s policies around independent transmission model pre-date Order 679 and the focus on reliability that materialized after the blackout of 2003. FERC’s support for the independent transmission model really began with order 2000, which supported the creation of a truly independent transmission companies to facilitate truly competitive wholesale markets, and the development of regional and national transmission systems that would allow customers across broad footprints to benefit from competitive markets.

In developing the independent transmission model, FERC prioritized preserving independence at the highest possible level. So they precluded independent transmission companies from participating in any market activities, which serves to limit our lines of revenue to only transmission investments. However, FERC recognized that by limiting the business opportunities of the independent transmission they would need to take steps to ensure that independent transmission companies have excellent access to capital, both equity and debt. As this is critical in supporting the significant levels of transmission investment needed to rebuild and expand the grid given the low levels of cash flows generated by transmission assets.

This is equally the genesis for our rate construct, which includes our rate tariffs, capital structure, and allowed returns. All of these work in concert to allow us to produce strong cash flows from the business, and attract capital to invest in transmission infrastructure. ITC has proven that the independent transmission model works. Since our inception, we have successfully acquired, integrated, and improved the performance of three transmission systems. We annually invest between 200% and 270% of our annual operating cash flows back into the business, representing total investments of approximately $3.4 billion over our history. ITC also continues to be a leader in identifying, promoting, and ultimately advancing regional transmission infrastructure that serves to improve the operational and economic efficiency of the marketplace. Further, we continued to demonstrate the multiple benefits that transmission brings at a relatively small cost, which is only approximately 10% of an end-users customers total bill. Not only is transmission a relative small portion of the end-users bill, but it’s been demonstrated that the economic projects can actually produce cost savings that over time outweigh the overall cost of the project.

The Jewell-Spokane Line built in Michigan is a prime example of this. This roughly $8 million transmission investment has produced roughly $60 million of annual benefits to Michigan customers since it went into service. Early in our history, this $60 million in saving represented over half of our entire annual revenue requirements. ITC has been successfully advancing the independent model, and supporting FERC policy objectives over our entire history. We are now seeking to leverage this model in the largest transaction we have undertaken. It is this model that is allowing us the opportunity to merge Entergy’s transmission business into ITC in order to invest in that system to improve the reliability and economic efficiency of the marketplace for the benefit of the customers in that region. While FERC’s policies have evolved, they have remained steadfastly supportive of the independent transmission model, as it has a demonstrated history of facilitating virtually all of FERC’s policy objectives. In particular, and perhaps most important policy of fostering truly competitive wholesale marketplaces. So my conclusion on the topic of ROE is, why would FERC want to change their policies now?

Moving on, the FERC 206 complaint initiated last May against the MISO protocols for formula rate tariffs remains under consideration by FERC pending action. FERC indicated its intent to issue a decision by February of 2013, and, therefore, we anticipate resolution of this matter in the near-term. In addition, Interstate Power and Light’s 206 complaint against ITC Midwest attachment FF recovery mechanisms also remains with FERC for further action. We continue to expect FERC will find the attachment FF mechanism just and reasonable.

As it relates to new developments, in late October of last year, ITC Midwest filed a 206 complaint with the Federal Energy Regulatory Commission against American Transmission Company associated with an ownership dispute on one of the MISO MVP projects. FERC ruled in favor of ITC Midwest on the matter in early February, and, as a result, we expect to build, own, and operate approximately 50% of the project. There were also longer-term policy developments in 2012 with MISO and SPP’s order 1000 compliance filings, as well as FERC’s new policy statement around transmission incentives.

As it relates to order 1000 compliance filings, MISO and SPP filed their compliance plans in October and November 2012, respectively. The compliance proposals filed by both RTO’s reflected existing cost allocation methodologies that are considered to be largely consistent with FERC’s order 1000 principles. Accordingly, the principles were primarily centered on the requirement to remove the right of first refusal from their tariffs for certain transmission projects. While both compliance filings argued that FERC has not met the burden to demonstrate that the rover elimination was in the public interest, they also included provisions for new processes to select transmission developers for certain new projects if required. FERC has no stipulated period to rule on the current compliance filings. However, we currently expect on them to act on them within the first half of 2013. The second phase of order 1000 compliance filings relating to the interregional coordination and cost allocation provisions are due in late July of 2013.

Lastly, in November of last year, FERC issued its policy statement on promoting transmission investment through pricing reform as a follow-on to the notice of inquiry on this matter. In the statement, the Commission provided clarity on how they will continue to apply the incentive provisions of order 679 prospectively, and guidance as to their approach for assessing eligibility for 679 incentives. This policy statement is similar to recent orders issued in 679 applications. The statement provided no additional guidance on incentives outside of Order 679 that are applicable to ITC in certain circumstances. In issuing this policy statement, the commission has now provided closure to the NOI transmission incentive docket, which should reduce any further uncertainty on this spot.

As we reflect on another successful year at ITC and celebrate our tenth anniversary this month, I remain quite optimistic about our future opportunities. Although from time to time we have shared our perspective on transmission investment landscape here in the US, I feel it is important to once again highlight the environment, as it is a key underpinning of our strategy. The fundamentals driving the current transmission investment landscape are primarily centered around the reliability of the transmission grid and the continued evolution of competitive markets. The combination of these drives the need for sustained and significant transmission investments, both in the near-term and in the long-term to improve the reliability of our existing transmission infrastructure, and to improve the economic efficiency of the wholesale power marketplace.

The evolution of transmission policy in the U.S. dates back to the early 1990’s. The objectives of these initial policies was to support the development of competitive wholesale power markets by separating the transmission function from the other functions of the utility as the natural tension between owning and operating both generation and transmission systems began to surface with the introduction of competitive generation and markets. Most of the legislation and regulatory policies in the 1990s promoted the separation of transmission with the ultimate result being RTO’s or ISOs with structured markets and more independent planning, operations, and control of the grid. Of course, given the full structural separation at the purest form of separation, this also resulted in the independent transmission model and the formation of ITC in 2003, which became the first truly independent transmission company in the nation.

It is worthwhile noting that our Attachment FF generator interconnection tariff is an excellent example of a policy designed to support well-functioning competitive markets. For years FERC’s policy has been to foster competition in wholesale power markets by promoting open access, robust transmission planning, and transmission grid expansion. In fact, FERC Order 2003 establishes a framework for nondiscriminatory interconnection service to all generators on an equal footing. Our Attachment FF is the only interconnection tariff that aligns perfectly with FERC’s policy objectives by ensuring that competitive generating resources can compete on a level playing field with historically constructed utility generation. It also protects against transmission upgrades becoming a barrier to open access and market distortions are not being created by having differing transmission cost recovery mechanisms for different classes of generation owners. ITC’s Attachment FF policy is rooted in FERC policy objective, and also recognizes that current upgrades benefit many customers beyond just the interconnecting generator over the useful life of the assets. For these reasons, we remain confident that our Attachment FF policy remains just and reasonable, and FERC will deem it to be as well.

The current fragile state of the grid was brought to the forefront of the infrastructure issues with the blackout of 2003, which raised significant concerns around reliability of the existing aged transmission across the country. However, like many catastrophic events, this is now a distant memory for most. Yet the underlying issues around the reliability of the transmission grid are a long way from being solved. What unfolded after the blackout was the realization of a very complex and fragmented transmission grid in the U.S., built in a large part more than 50 years ago and never contemplated regulation and market structures in place today. After the large build out, the transmission grid in the 60’s and 70’s, transmission investments sharply declined in the past decades of the 20th century, averaging a reduction investment of approximately $117 million year.

As the system aged, electricity demand and generation doubled over the 30 year period, all while market structures continued to evolve. Strain on the aging system has begun to show, and has necessitated the need for a sustained cycle of robust transmission investment levels just to address the issues with current transmission infrastructure. Of course the blackout did stimulate important policy and regulation, which ultimately contributed to a certain level of incremental transmission investment in more recent years. These post-blackout policies were targeted at facilitating investment and transmission through financial incentives in an effort to address reliability concerns.

In more recent years, policy efforts have been focused on reducing impediments to transmission investment largely through Order 1000. This timeline of consistent and constructive policies and regulation has resulted in increases in transmission investment in recent years. However, in no way has the transmission infrastructure that existed a little over nine years ago when the blackout occurred been transformed into a reliable 21st century grid capable of meeting current and future demands. We are still very much in the infancy of an intense investment cycle on this front.

As we look to the future requirements of the grid, issues with current transmission infrastructures are only compounded by new and changing requirements about how we use the grid. As we sit here today, we are faced with a number of drivers supporting incremental transmission investment above and beyond the need to address historical under investments and reliability issues. These drivers largely stem from changes in the way we use the grid, it’s evolution to support expanding regional competitive markets, change in the mix of generation resources available to serve load, and changing energy policies over that time. While all of these drivers may not ultimately materialize in the form anticipated today, just given the sheer magnitude and implications of them, it is clear that some combination or form of certain drivers will likely emerge. Regardless of the driver, the most consistent need that materializes is a flexible backbone transmission system that can quickly adapt to the new and changing energy policies.

Part of the reason that investment in transmission infrastructure results in such a viable solution for many of the energy challenges we face, is the broad benefits that these transmission investments bring. Benefits of major transmission projects often are widespread across multiple utility service areas in states, are diverse in their effects on the market participants, and occur and change over the course of several decades. Benefits derived from today’s grid could barely be imagined when the facilities were built three or four decades ago. These investments come at a small cost as well, as transmission continues to be a small component of the end-users bill at approximately 10% or less of their total monthly bill on a national average basis. The strategic advantages that ITC has developed over the past decade built on the core foundation necessary for us to execute on our plans going forward.

Looking back 10 years ago when ITC was first formed, one could only conjecture about all of these benefits that our independent model could bring to the customers and markets we serve, and how this country could actually realize the build out of a more regional grid. Today, we are able to demonstrate that our independent model and singular focus on investment in our core systems have resulted in top-tier operational and systems performance. Further, our leadership role in the industry has allowed for the realization of regional transmission infrastructure. ITC has been a driving force in facilitating and leading policies that promote critical investments in transmission infrastructure. Our independent transmission business model has driven unique strategic advantages for ITC and include our regulatory leadership role, our proven development track record and M&A successes, our experienced development team, and our proven construction and operation expertise, just to name a few. We believe that the combination of all of these advantages are unique to ITC, and position us well both in the near-term and longer-term.

I will now turn the call over to Cameron for a financial update.

Cameron Bready - ITC Holdings Corp. - EVP and CFO

Thanks Joe, and good morning, everyone. My update today will begin with a summary of our financial results for the fourth quarter and full-year. After which, I will provide some commentary on our stand-alone long-term plan, as well as a longer-term vision.

First as it relates to our financial performance for the fourth quarter and for the year, our operational success as highlighted by Joe, have again translated into solid financial results. For the fourth quarter of 2012, reported net income was $48.3 million or $0.92 per diluted share, as compared to reported net income of $42.7 million or $0.82 per diluted share for the fourth quarter 2011. Reported net income for the year-ended December 31, 2012 was $187.9 million or $3.60 per diluted share, compared to $171.7 million or $3.31 per diluted share for the same period last year. Operating earnings for the quarter were $56.9 million or $1.09 per diluted share, compared to $44.9 million or $0.86 per diluted share for the fourth quarter of 2011. Operating earnings for the year ended December 31, 2012 were $216.3 million or $4.14 per diluted share, compared to $174 million or $3.35 per diluted share for the same period last year.

Operating earnings are reported on a basis consistent with how we provided our earnings guidance for the year, and exclude the following items that were not reflected in our earnings guidance, and do not impact the future earnings potential for the business. Number one, after-tax expenses of approximately $8.6 million or $0.17 per diluted share for the quarter, and $20.1 million or $0.38 per diluted share for the full year-ended December 31, 2012, associated with the Entergy transaction. Number two, after-tax expenses of approximately $8.3 million or $0.16 per diluted share for the year ended December 31, 2012, associated with the estimated refund liability for certain acquisition accounting adjustments for ITC Midwest, ITCTransmission, and METC, resulting from the ITC Midwest FERC audit order issued in May 2012.  And three, an after-tax gain associated with the adoption of the Michigan corporate income tax of approximately $4.6 million or $0.09 per diluted share for both the fourth quarter and year ended December 31, 2011. The primary drivers contributing to the increases in operating earnings include higher rate base in AFUDC at our operating companies, resulting from our capital investments for both the quarter and year-to-date period, partially offset by slightly lower revenues associated with the expiration in May of 2011 of the amortization of the ITC transmission rate freeze revenue deferral.

Our ability to effectively execute on our operational and capital plans supported our solid financial performance for the year. Aggregate capital investments totaled $819.8 million for 2012, which includes approximately $231.2 million, $149 million, $343.3 million, and $96.3 million at ITCTransmission, METC, ITC Midwest, and ITC Great Plains respectively. This level of investment well surpasses any prior year, and also reflects the ongoing need for transmission infrastructure improvements, as well as our ability to effectively manage the Company to adapt to the changes and growth we have experienced over the past 10 years. Our continued focus on transmission investments and our evolution over the past decade have validated the benefits of independent ownership and operation of the grid, and we believe these benefits will continue to prove themselves in the years to come.

Turning now to our financing requirements and liquidity position. In October of last year, we successfully completed our 2012 financing plan with the issuance of $75 million of senior secured notes at METC, which have a fixed rate of 3.98%. We are now beginning to implement our 2013 financing plan, which as we noted on our last call, will be quite robust. In addition to new money requirements to continue to fund our ongoing capital plans, we also have debt maturities totaling approximately $650 million at ITC Holdings and ITCTransmission collectively. For ITC Holdings, we have $267 million of senior notes maturing in July, and a $200 million term loan maturing in August. We expect to refinance both of these maturities with a larger long-term financing. For ITC Transmission, we have $185 million of first mortgage bonds maturing in July, which we anticipate refinancing with a new series of bonds. In February of 2013, we completed the first tranche of our financing plan for the year when we closed on a $250 million term loan agreement at ITC Holdings priced at LIBOR plus 100 basis points. The proceeds from the loan were used for general corporate purposes, including the repayment of borrowings under ITC Holdings’ revolving credit facilities.

It is also worth noting that both Moody’s and S&P affirmed our investment grade credit ratings for ITC Holdings and its operating companies as part of their annual review process in April in December of the past year, respectively. We continue to prioritize maintaining the credit quality of our business, both at our operating companies, as well as ITC Holdings. This serves to ensure that we have access to cost effective capital in virtually any market condition in order to support the capital investment requirements of our business.

As for our current liquidity position as of December 31, 2012, we had $26.2 million of cash on hand, and $397.2 million of net undrawn revolver capacity bringing our total liquidity position to $423.4 million. Our total capacity available under our revolving credit facilities is currently $725 million. For the 12 months ended December 31, 2012, we reported operating cash flow of approximately $327.5 million. Although this amount reflects a decrease of approximately $53 million as compared to the same period in 2011, this decrease is largely attributable to the impact of our formula rate true ups in both periods. Excluding the impact of the true ups, operating cash flows increased approximately $17 million for 2012, as compared to 2011.

Looking ahead to 2013 and our guidance for the year, we are today reaffirming our 2013 operating EPS guidance of $4.80 to $5.00, which represents our standalone guidance excluding any impact associated with the Entergy transaction. In addition, we are also reaffirming our aggregate standalone capital investment guidance for the year of $760 million to $860 million, which includes $200 million to $230 million, $160 million to $180 million, $270 million to $300 million, and $130 million to $150 million for ITCTransmission, METC, ITC Midwest and ITC Great Plains respectively. Our earnings outlook for 2013 reflects attractive growth in operating earnings per share of approximately 18% based on the midpoint of our 2013 operating earnings per share guidance range.

In addition, as we discussed last year, looking forward, we see flexibility with regards to future dividend increases relative to our past practices. As you will recall, prior to last year, we had historically increased our dividend at an annual rate of approximately 5%, as we strive to essentially grow into our payout ratio. Last year, we increased our dividend approximately 7%. In rolling out our longer-term plan last year, we noted that our overall dividend policy objectives were to one, increase the dividend annually at a rate that would at minimum compensate for inflation. Two, target a payout ratio in the mid-to high 30% range. And three, allow us the financial flexibility that continued to prioritize, reinvesting in the transmission infrastructure opportunities.  As we look to apply this policy in 2013 and in the future years of our current long-term plan, we anticipate annual increases in our dividend in the low double-digit range, roughly 10% to 15%, which should serve to nicely complement our anticipated operating earnings growth, while providing us with the desired flexibility to capitalize on available investment opportunities. As we enter the second year of our long-term plan, we are well-positioned to continue to build on our past successes. Our standalone long-term plan reflects approximately $4.2 billion of capital investments for the period 2012 through 2016, and is expected to result in compound annual growth in operating earnings-per-share of roughly 15% to 17% over this period. As we have previously highlighted, this stand-alone $4.2 billion capital investment plan includes approximately $3.4 billion of investments that we believe to be highly probable of occurring. This portion of the plan drives approximately 12% to 13% of the anticipated annual growth in operating earnings over the plan period.

In addition to these highly probable capital investments, our stand-alone long-term capital investment plan includes an additional approximately $800 million of incremental development projects in the earlier phases of the development cycle. These additional capital investments are responsible for the remaining approximately 3% to 4% of growth over the plan period. While these additional capital investment opportunities are a core part of our long-term plan, we do recognize that they are inherently riskier given the need for these projects to be successfully navigated through the planning processes and other regulatory approval processes. Given these risks, we have probability weighted these opportunities, and the resulting $800 million of capital investments within the plan represents the probability weighted outcome for these future opportunities. It is important to note that in the absence of these investment opportunities, management would have an incremental $300 million to $500 million of excess capital available to return to shareholders, assuming there were no additional near-term incremental opportunities or requirements to reinvest in the business.

As Joe noted, we made good progress with our key strategic projects that are included in our long-term capital plan during 2012. With regards to the Thumb Loop Project, we expect approximately two-thirds of the project to be placed into service in 2013, with the remaining portion of the project going into service in 2015. Thus far, the project remains on schedule and on budget. We broke ground on the Kansas V-Plan project late last year, and construction continues to progress on track for an in-service date of late 2014. Lastly, we made good progress with our initial routing and siting work for our portions of four MVP projects in the Midwest, and expect to begin phasing in our siting applications for the various projects starting in the first half of this year. These projects will be constructed, owned, and operated by our ITC Midwest operating Company, so capital investments associated with them will be reflected within the subsidiary.

Of course our long-term stand-alone plan did not reflect any impact of the merger with Entergy’s Transmission business with ITC, which we expect to close later this year. As Joe noted, this transaction aligns very well with our strategic goals and long-term plans, providing significant incremental capital investment opportunities that will benefit customers in that region. Although we know that there will be significant capital investment requirements in the Entergy system to address reliability needs and to improve the economic efficiency of the grid, we do not expect to be in a position to provide specific guidance on capital investment expectations for the Entergy system and integrated business until after we close the transaction and have been able to more fully assess the Entergy transition system requirements.

Earlier within the call, Joe provided a nice backdrop on the transmission investment landscape here in the U.S., along with some perspectives on drivers for transmission investment, as well as competing factors. As it relates to our standalone long-term capital plans, many of the supporting drivers for transmission investment have not been specifically factored in, as their impact cannot be adequately estimated today. We believe that these drivers result in a genuinely positive environment for transmission investment, and more specifically, position ITC well as we look forward. While our standalone long-term plan provides a specific outlook over the next several years, our longer-term expectation is that the combination of the significant investment requirements of the grid, a generally supportive regulatory environment, and the benefits of ITC’s independent business model provide us with the opportunity to realize far superior growth levels relative to the utility space for both the current planning period as well as the next decade.

While these growth levels will naturally slow to some degree in the outer years just given the sheer size of our business, we anticipate that they will continue to be quite robust over this time frame. We remain poised to execute on our strategy, which will support balancing our overarching financial objectives of providing an attractive shareholder return to our investors, and preserving the balance sheet strength and credit quality of our business, while investing in needed transmission infrastructure that benefits customers.

We are very pleased with the progress we have made in 2012, which builds upon a tradition we have formed at ITC over the past decade. Going forward, our strategic goal should serve to drive value for our customers and shareholders as we continue to implement our long-term plan and build on this plan with the Entergy transaction. We are very excited about the prospects that 2013 hold for us, and the ability to continue to grow and expand our independent business model going forward.

At this time, I’d like to open the call to answer questions from the investment community.

Operator

(Operator instructions)

Jonathan Arnold of Deutsche Bank.

Jonathan Arnold - Deutsche Bank

Hello, good morning. Cameron, in the past, you’ve given us a little bit more of a look inside the development piece of the capital plan of the $1.7 billion number. We know with the different buckets of design intermediate and advanced, and I realize you’re not rolling this forward for another period. But is there — can you give us any sense of how those numbers might have shifted within the total? Have we — I think we were just under $1 billion of advanced phase when you put this out a year ago. What would that number be today?

Cameron Bready - ITC Holdings Corp.- EVP and CFO

Yes, I don’t have a specific update to share with you today. I can say we have continued to roll some projects into the advanced cycle as we’ve also continued to construct projects and move them forward into service. I don’t think there is a material difference in the overall levels between design intermediate and early-stage development at this stage. We continue to try to build the overall portfolio. We continue to try to advance projects through the development cycle. I think as it relates to the overall development initiatives, and we’ve had a little bit of this conversation over the course of the last year, and I think you guys appreciate this, the competitive environment continues to increase or the tension I should say in the transmission investment environment continues to increase.

As FERC promotes more competitive development of transmission infrastructure at a time when obviously certainly investors desire more and more information. So it puts us in the unenviable position of trying to preserve the competitive advantages that we think we have and some of the unique opportunities we’re trying to explore, while at the same time being in a position to perhaps not provide as much detail around those as investors might want. So we’re trying to hold our cards a little close to our vest around the development portfolio, simply because disclosing more information around that frankly is counterproductive relative to our overall efforts.

Jonathan Arnold - Deutsche Bank

So we should probably anticipate you won’t provide that level of granularity post-merger and going forward because of increased competition I guess?

Cameron Bready - ITC Holdings Corp.- EVP and CFO

I think what we’ll try to continue to do is to give investors a sense as to what the overall portfolio looks like, and the expectation that we have for being able to advance projects into our capital plan on a probability weighted basis similar to how we have historically. I think providing significant incremental disclosure above and beyond that, is again, I don’t think it’s helpful to our end game.

Jonathan Arnold - Deutsche Bank

Okay. And if I could just slightly picking up on one comment you made that you wouldn’t anticipate rolling out the merged sort of CapEx look until after close. Do you have a sort of any rough idea of how long post close we’ll likely expect to wait for that? Is it going to be a matter of is it weeks, six months, or just some guidance on that?

Cameron Bready - ITC Holdings Corp.- EVP and CFO

I think it is fair to say you should measure it in months not weeks. Just given the sheer magnitude of the transaction that we’re trying to execute, the size of their system. We know what their capital plan is. What we don’t know is how quickly we’re going to be able to I think implement all of our planning protocols and identify the incremental opportunities that we would perhaps believe need to be advanced, be it additional reliability investments or identified economic efficiency projects that serve to lower the delivery costs of energy to customers. So, it’s going to take us a little bit of time to get our hands around that, as I’m sure you can appreciate. We’ll strive to do it as quickly as we can, as we know that will be an interesting topic and a hot topic for investors. But I think it’s fair to say, it’s something that should be measured in months and not weeks after closing the transaction.

Jonathan Arnold - Deutsche Bank

Okay. And, just if you’ll permit me, just going to one other quick one. Any change in thoughts about the relative merits of a special dividend versus the stock buyback, given I guess a bit more clarity on the fiscal front perhaps? But if anything else may have changed there?

Cameron Bready - ITC Holdings Corp.- EVP and CFO

Nothing else has really changed around that front that would allow us to say definitively today what our strategy will be. As I’ve mentioned before, I believe, the two primary drivers that will dictate that approach are really going to be a function of a tax policy. And you’re correct in that we do have a little more clarity I think around certainly how dividend and capital gains will be treated in the new tax environment. But the second driving factor is, what is the price at which we believe we could buy in shares if we chose to do or execute a share repurchase? And how does that factor into value creation relative to the opportunity to effectuate the recapitalization via a special dividend?

So that’s going to be a decision that we have to make closer to the time of execution, because we’re going to have to wait and see how the stock is performing at that time and whether or not we believe there’s an opportunity for us to execute a repurchase that allows us to acquire our shares at a price that we find attractive relative to the intrinsic value of the business. So although we have a little more clarity around tax policy, ultimately we’re going to wait and see kind of where we are from a share price perspective and from an opportunity to create value perspective as we near more closely the timing of executing the recapitalization.

Jonathan Arnold - Deutsche Bank

Great thank you Cameron.

Cameron Bready - ITC Holdings Corp. - EVP and CFO

Yes. No problem. I hope that made sense.

Jonathan Arnold - Deutsche Bank

Yes, I guess I could ask what you would do if had to make the decision today.

Cameron Bready - ITC Holdings Corp. - EVP and CFO

Good, that would be good question. (laughter)

Jonathan Arnold - Deutsche Bank

But I decided maybe you might not want to answer that.

Cameron Bready - ITC Holdings Corp.- EVP and CFO

That is probably a good expectation.

Jonathan Arnold - Deutsche Bank

All right. Thank you.

Cameron Bready - ITC Holdings Corp. - EVP and CFO

Thanks.

Operator

Julien Dumoulin-Smith of UBS.

Julien Dumoulin-Smith - UBS

Hello. Good morning. Hey so first question here, we may be a little premature as well. But when you’re thinking about the Entergy approval process here, and specifically moving on towards approvals, at what point in the cycle should we be thinking about settlements? And do you have any sense yet is that at all on the table here? Or do think that this is a fully litigated process?

Cameron Bready - ITC Holdings Corp. - EVP and CFO

Julienne it is Cameron. I’ll jump in and ask Joe to share any incremental thoughts he has. In most of the procedural schedules thus far, we’re in a position where we have filed testimony, but really no other testimony has yet to be filed. So certainly the commission staffs will need to file testimony, other interveners will file testimony. I think that’s when we’ll have a better idea as to what their positions are and how they view the world. I think that will then put us in a position to I think make a better assessment as to whether or not we think settlements are feasible, possible, and what it might take to reach settlements.

I think inherently, approaching any of these types of regulatory proceedings, one would want to try to settle if we felt that the landscape to do that was actionable. I don’t think anybody, relishes the idea of extending these through the full adjudicated process if it can be avoided through a reasonable settlement that allows us to advance the transaction, largely on the terms and conditions that we had agreed to with Entergy. So philosophically, we’re very much open to the discussion and the idea settlement, but the likelihood of that occurring I think it’s a little early to say, given that we haven’t seen much from both the commission staff and other interveners in the case.

Joseph Welch - ITC Holdings Corp.- Chairman, President & CEO

Yes, and I would just like to echo what Cameron said. Generally as a general principle of my own, is that a settlement is the preferred path over adjudication. Just because you can sit down and work out details with all of the parties. Of course you have to be in a position where you think the zone of reasonableness for both parties overlap. And so that would be a preferred method. But it is in this particular case somewhat complicated, because you’re doing it multiple states and multiple jurisdictions. And so it’s how do you get to the big theory of the big settlement where you get all of the parties together at once. Even though that won’t happen quite that way, but you have to position the settlement in a way that you realize you're settling all of the issues with everyone, rather than just one or two parties.

Julien Dumoulin-Smith - UBS

Great, thank you. And then kind of going back to more to more the financial side here, you talked about dividend increases, pretty immaterial. What are the puts and takes as you see right now? And particularly the Entergy transaction itself as to where you end up in that range?

Cameron Bready - ITC Holdings Corp. - EVP and CFO

It’s a good question Julian. I think the range tries to provide us some flexibility to adapt to kind of the conditions as we find them as we look forward in time. I think as we look at that range, we’re generally comfortable with it in both a standalone world as well as an Entergy world. The reality is, we have grown into effectively grown into our payout ratio now, our targeted out ratio that’s in the mid to high 30% range. So as we go forward, our objectives will be to continue to try to hold that level. But it will be somewhat dictated by available opportunities to reinvest in the business. I think our investors would want us, and I think we as management prioritize, reinvesting in the business if there are opportunities for us to do that given the returns that we think we can achieve by doing so.

However, that being said, given the landscape that we see looking forward, our expectations around opportunities to reinvest in the business, the cash flows we expect to be able to produce from our operations, I think gives us confidence that that’s a fairly reasonable range to target. And we’ll make decisions each year as to what the appropriate level is based on the facts and circumstances at that time and what we view as the investment opportunities we have looking forward. If we’re growing earnings at the level that we think we can grow them in the near-term, that type of dividend increase should allow us to continue to reinvest efficiently back into the business and support the payout ratio that we’re generally targeting.

I would want to stress, we don’t view any of these metrics that we think about from a dividend policy perspective as hard and fast rules. They’re more guidance that we use as we think about setting our dividend and increasing our dividend annually. We don’t want to find ourselves in a position where we’re locked into any particular variable that we’re trying to solve for and maybe otherwise make a decision that we would regret with respect to being able to efficiently capitalize the business and investment in new transmission infrastructure going forward. So they are the guidelines that we have, and we’re trying to target achieving those objectives when we set our dividend policy and grow our dividend rate. But we think that range, as I noted, is a reasonable range and one that gives us a little bit of flexibility. But also signals I think very strongly that we see good opportunity to grow the dividend in a roughly commensurate way with earnings going forward.

Julien Dumoulin-Smith - UBS

Great thank you.

Cameron Bready - ITC Holdings Corp. - EVP and CFO

Thanks Julian.

Operator

Kevin Cole of Credit Suisse.

Kevin Cole - Credit Suisse

Good morning gentlemen. Joe, congrats on the 10 year anniversary and building a I guess best in class transmission track record and an amazing 300% shareholder return. I was just looking. Congrats. And so I guess my first question just with MISO, are you seeing any increased visibility into expanding your exposure to the MVP project through JVs?

Joseph Welch - ITC Holdings Corp.- Chairman, President & CEO

Well I think that I’m going to try to lever off what Cameron said. The fact is, is that we always look to partner with people. And that’s been our premise going forward, and it will be a premise that we will continue to have. But other than that, I won’t allow anymore for us to give the specifics. Because the thing I’ve learned over the 10 years, especially in the development area of when I start to give out more information, that usually I don’t know who is on the other end of this phone line and it really starts to give other people who would be our competitors an advantage that we no longer want to give them.

Because I think if you look back on the history that we’ve had, and especially and our first emphasis is on regional development in Kansas, I pretty much was pretty open book about it, and the result is that we got a lot of competition that we hadn’t looked for. So yes, we’ve look ed for partnerships. Yes. We’re going to do our best to be the preeminent regional transmission developer. And that’s about as far as it goes. I think our track record speaks for ourselves, that we pretty deliver all the time on what we say we’re going to do.

Kevin Cole - Credit Suisse

That’s fair. And then can I just ask just process question on the back of Julian’s question? So I when I think of the state approval process, can a state approve such separation but with an ROE or double lever stipulation? Or is it that given that those are FERC policy driven components, the state’s can simply be a yes or no, or approved or not approved?

Joseph Welch - ITC Holdings Corp. - Chairman, President & CEO

The state in their process does not have any tariff jurisdiction over ITC. Their jurisdiction solely is in the areas of specifically in siting and they have a lot of input of course through the RTO process and planning. But for rate regulation, the Federal Energy Regulatory Commission has put the jurisdiction once it becomes an independent transmission company. I should note, just as a passing, that it’s been upheld repeatedly in the course of actually the Federal Energy Regulatory Commission has all jurisdiction over transmission, but they have been gracious over the years to give rate regulation for transmission to the states when they are being bundled as a vertically integrated utility.

Kevin Cole - Credit Suisse

Okay.

Cameron Bready - ITC Holdings Corp. - EVP and CFO

Kevin, if I could add to that just a little bit. If you look at other transactions we’ve done, although the states don’t get to dictate the rate construct that we operate under, we have tried to do things to address concerns that they may have around the rate impacts. And there are tools available to us to try to work with them in a settlement discussion to address concerns that they would have on that front. So although they don’t have the ability to change it, there are certainly ways that we can work with them to try to address it if it’s something that may be standing in the way between us and successfully advancing the transaction.

Joseph Welch - ITC Holdings Corp.- Chairman, President & CEO

I think the other thing that I would like to add to that, is that there’s a tremendous amount of focus, particularly in by various groups on quote rate impacts for transmission. The fact is, and what I went through in my dialogue today, was is that’s — no customer that I’m aware of pays just a transmission bill. Those customers pay delivered cost of energy bills. And the fact is, is that it’s up to us to demonstrate that we have benefits that exceed the increase in the price. And that’s the one thing that always gets left out of the mix.

When I talked about the Jewell-Spokane Line today, that was an $8 million investment that returned us 13.88% ROE, yet it savings was $60 million annually, and it was almost a half of the total revenue requirement of ITC transmission at the time. So, while I think a lot of hype is given to ROE and transmission rate impact, the fact is, is that we have delivered benefits far beyond the rate impact of the enhanced ROE. And that’s one of the things that FERC wanted.

The other thing you should note, is that those projects existed before ITC bought the system. But because their economic projects, they never get built because that is not in the best interest of the host utility to do that. Another thing that I’ll look at, and it was again in our dialogue, that if you go out to the Kansas KETA project, we brought that thing in significantly under budget. And I don’t mean just a few dollars under budget, it was significantly under budget. And that is the result of our singular focus.

We have grown to the point where we have huge buying power in the transmission space. We’re one of the largest buyers of transmission equipment in the United States today. And as a result of that, we command those kind of prices. And so while we’ve got a higher ROE, the customers bill even for transmission was lower because we were able to bring that project in so far under budget. And I think the record overall should show that all of the SPP projects to date, we’re the only one that came in under budget. So those are the things that we have to put on the table. And while a lot of people like to put an emphasis on the ROE, I believe the Federal Energy Regulatory Commission is reviewing us and what our job is going to be with the states is to show them the benefits that we bring far exceed that price.

Kevin Cole - Credit Suisse

Great thank you. And again congrats on the 10 great years.

Joseph Welch - ITC Holdings Corp. - Chairman, President & CEO

Is been a long 10 years. (laughter) Thanks Kevin.

Operator

I’m showing no further questions at this time, and would like to turn the conference back over Miss Gretchen Holloway for any closing remarks.

Gretchen Holloway - ITC Holdings Corp.- Director, Investor Relations

This concludes the question-and-answer portion of our call. Anyone wishing to hear the conference call replay available through Tuesday March 5th should dial toll free 855-859-2056 or 404-537-3406, passcode 93804905. The webcast of this event will also be archived on the ITC website at itc-holdings.com. Thanks everyone, and have a great day.

Operator

Ladies and gentlemen, this does conclude today’s conference. You may all disconnect.